

August 4, 2015

Via E-mail
Wu Enlai
Secretary to the Board of Directors
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

> **Re:** **PetroChina Company Limited**
> **Form 20-F for the Fiscal Year Ended**
> **December 31, 2014**
> **Filed April 26, 2015**
> **File No. 1-15006**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Exploration and Production, page 19

Proved Undeveloped Reserves, page 22

1. We note your statement "The main changes in our proved undeveloped reserves in 2014 include…(ii) an increase of 1,622.4 million BOE in proved undeveloped reserves through extensions and discoveries as well as revisions of previous data as a result of improved discoveries." Item 1203(b) of Regulation S-K requests that registrants "Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." Please amend your document to disclose separately PUD reserve changes due to revisions,

extensions/discoveries, acquisition/divestiture and improved recovery as well as those due to conversion to proved developed status.

Production, page 25

2.   You disclose the oil and natural gas prices you received and the unit lifting costs you incurred on a company basis for the last three years. The discussion on page 80 of "MODERNIZATION OF OIL AND GAS REPORTING" states that "However, unlike the Industry Guide disclosure item, this disclosure [average sales prices and average unit production costs] must be made by geographical area and for each country and field [or region] containing 15% or more of the registrant's proved reserves, expressed on an oil-equivalent-barrels basis." Please amend your document to disclose prices and lifting costs for each of your regions in the last three years. You may access this discussion at www.sec.gov/rules/final/2008/33-8995.pdf.

Chuanyu Gas Region, page 27

3.   We note your statement "In 2013, our proved gas reserves increased by 6,621.6 Bcf cubic meters (sic) in the Anyue gas field located in the Chuanyu gas region. This is the largest ever monomer marine uncompartmentalized carbonate gas reservoir discovered in China and represents one of our major breakthroughs in the exploration of gas reserves." Please reconcile to us this 6.6 TCF increase in the region's 2013 proved gas reserves with the table on page 23 which appears to present an increase of about 1.5 TCFG in 2013 for the Chuanyu gas region.

In addition, please summarize for us the activities that led to this discovery. Address the technical support that you developed for the proven volume that you disclosed. Please include an explanation of the extent that seismic interpretation was used and the number of exploration wells drilled.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with any questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

Roger Schwall
Assistant Director